UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)*

Benjamin Franklin Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

082073107

(CUSIP Number)

April 7, 2005

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]
Rule 13d-1(b)
[X]
Rule 13d-1(c)
[  ]
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.
082073107

1.
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

 G. Arnold Haynes

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.
SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION

 USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5. SOLE VOTING POWER
	489,785

6. SHARED VOTING POWER
	0

7. SOLE DISPOSITIVE POWER
	489,785

8. SHARED DISPOSITIVE POWER
	0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

	489,785
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

[  ]
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 	5.76%
12.
TYPE OF REPORTING PERSON

	IN


Item 1.

(a)
Name of Issuer
Benjamin Franklin Bancorp, Inc.

(b)
Address of Issuer's Principal Executive Offices
58 Main Street
Franklin, MA 02038

Item 2.

(a)
Name of Person Filing
 G. Arnold Haynes

(b)
Address of Principal Business Office or, if None, Residence
c/o Haynes Management, Inc.
34 Washington Street, Suite DEC7
Wellesley Hills, MA  02481-1909

(c)
Citizenship
 USA

(d)
Title of Class of Securities
Common Stock

(e)
CUSIP Number
	082073107

Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)
[ ]
Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)
[ ]
Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c).

(c)
[ ]
Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[ ]
Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[]
An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)
[ ]
An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)
[ ]
A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)
[ ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[ ]
Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount Beneficially Owned:

	489,785

(b)
Percent of Class:

	5.76%

(c)
Number of shares as to which such person has:

(i)
sole power to vote or to direct the vote
	489,785

(ii)
shared power to vote or to direct the vote
	0

(iii)
sole power to dispose or to direct the disposition of
	489,785

(iv)
shared power to dispose or to direct the disposition of
	0

Item 5.
Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.
Identification and Classification of Members of the Group.
Not applicable

Item 9.
Notice of Dissolution of Group.
Not applicable

Item 10.
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2006


/s/ G. Arnold Haynes______________

G. Arnold Haynes